Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CoSine Communications, Inc.

Commission File No.: 000-30715

Press Release

Golden Belt Telephone Selects Tut Systems IPTV Solution

Golden Belt Telephone Association becomes the third Kansas Telco to deploy a Tut Systems digital TV platform as part of a competitive triple play of voice, data and video

LAKE OSWEGO, Oregon, April 4, 2005 — Tut Systems, Inc. (Nasdaq: TUTS), a leader in delivering video and data services over broadband networks, today announced that Golden Belt Telephone Association of Rush Center, Kansas, has deployed its Astria® digital headend solution for delivering IPTV services over their xDSL network. Golden Belt becomes the third telecommunications service provider in Kansas to deploy a Tut Systems digital TV platform.

Golden Belt will be delivering digital TV to its customers as part of a bundled triple play of voice, data and video. Tut Systems is providing a fully integrated IPTV digital headend system based on its industry leading Astria Content Processor and iViewTV middleware. The design, integration and deployment of Golden Belt’s IPTV system was a collaborative effort between Millennium Networks, a telecommunication engineering and integration firm, and Tut Systems’ system integration team.

As part of its service, Golden Belt plans to offer its subscribers more than 120 entertainment channels, including national broadcast and premium TV, local channels, and a number of Pay Per View channels. All services will be delivered to consumer homes over an upgraded broadband network consisting of Alcatel’s 1677 SONET Link, Redback Networks’ SmartEdge GigE router, and AFC’s Access Max DSL equipment.

“As part of our planning and due diligence process, time-to-market and ease of integration were two of our biggest concerns in moving forward and deploying digital TV over our DSL network,” said Gerald Washburn, General Manager, Golden Belt Telephone. “Tut’s tightly integrated Astria headend and iViewTV middleware solution, combined with the expertise and professionalism that each of these organizations brought to the table, gave us a high confidence level regarding this team’s ability to perform.”

Tut Systems deploys Digital TV platform at Golden Belt — p.2/

“Focusing on integrated solutions and advanced video edge processing applications helps to make digital TV system deployments such as Golden Belt a success,” said Craig Bender, VP of Marketing & Corporate Development for Tut Systems. “Telcos face competitive pressures from entrenched digital TV providers and require turn-key solutions that work from day one. We look forward to working with Golden Belt and other Kansas-based customers as they grow their digital entertainment services.”

The Golden Belt Telephone Association presently operates 18 exchanges, serving nearly 6,000 subscribers, with over 3,072 miles of line in Barton, Edwards, Ellis, Finney, Gove, Hodgeman, Lane, Ness, Pawnee, Rush, and Trego Counties.

Astria® Platform Offers Flexibility and Scalability for Telco TV Deployments

Tut Systems’ Astria® Content Processor (CP) family, available in a range of chassis sizes (one, two, four and 12 rack-units), processes and delivers high-quality digital video over any broadband access network. Key features include:

•	MPEG-2 and MPEG-4 AVC video encoding

•	De-multiplexing, re-multiplexing and de-jittering of digital streams

•	Digital turnaround (transrating) of pre-encoded variable bit rate (VBR) streams into constant bit rate (CBR) streams

•	Transcoding of MPEG-2 streams to MPEG-4 AVC streams

•	Patent-pending ConstantStream™ rate control ensures CBR video with a variance of less than 1%

•	Ability to configure bit rate and quality across the range of 1.5 Mbps to 30 Mbps

•	Network interface support for copper, fiber and coax networks

•	Multi-protocol support (ATM, IP, IP/ATM and DVB-ASI) from a single chassis

•	Hot swap and 1-forN redundancy for maximum reliability of service

iViewTV Middleware

Golden Belt will use Tut Systems’ integrated middleware solution, iViewTV, to provide the interactive program guide; back-office billing interface; and subscriber management system. More information on Tut Systems’ iViewTV middleware solution and Astria® family or products is available at www.tutsys.com.

Tut Systems deploys Digital TV platform at Golden Belt — p.3/

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to (1) Golden Belt’s plans to offer its subscribers more than 120 entertainment channels and (2) the growth of digital entertainment services. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets and the risk that competitors will introduce rival technologies and products. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Millennium Networks, Inc.

Millennium Networks, Inc. provides turn-key integral Triple Play designs, and complete EF&I for deploying next-generation telephony, data, and video services over broadband networks. Millennium Networks is headquartered in Southern California with regional offices throughout the USA. For more information visit www.millenniumnetworksinc.com or call 951-776-0591.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

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Astria is a registered trademark of Tut Systems, Inc.

Contact:

Jeff Schline

Tut Systems

971-217-0364

jeff.schline@tutsys.com

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger of Tut Systems and CoSine Communications, Inc., Tut Systems has filed a registration statement on Form S-4 with the Securities and Exchange Commission, which includes a prospectus of Tut Systems and a joint proxy statement for each of Tut Systems’ and CoSine Communications’ special stockholder meetings. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems and CoSine Communications at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc.	CoSine Communications
Randall Gausman	Terry Gibson
6000 SW Meadows Road, Suite 200	560 S. Winchester Blvd., Suite 500
Lake Oswego, Oregon 97035	San Jose, California 95128
Telephone No.: (917) 217-0400	Telephone No.: (408) 236 7517

Tut Systems and CoSine Communications, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’ and CoSine Communications’ stockholders in connection with the proposed merger. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their ownership of CoSine Communications stock will be set forth in the proxy statement for CoSine Communications’ 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.